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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                             U.S. TECHNOLOGIES INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------

                         (Title of Class of Securities)
                                    91272D309
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                C. Gregory Earls
                                USV Partners, LLC
                          2001 Pennsylvania Avenue, NW
                                    Suite 675
                             Washington, D.C. 20006
--------------------------------------------------------------------------------

                  Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  April 1, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                Page 1 of 5 Pages
SEC 1746 (2-98)

                                  SCHEDULE 13D



CUSIP No.     91272D309                                        Page 2 of 5 Pages
--------------------------------------------------------------------------------

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

             USV Partners, LLC

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                       (a) [  ]
                                                                       (b) [  ]
3          SEC USE ONLY


4          SOURCE OF FUNDS (See instructions)

            OO

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS OR ACTIONS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                             7    SOLE VOTING POWER

                                  16,106,273
        NUMBER OF
         SHARES              8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                  3,000,000
          EACH
        REPORTING            9    SOLE DISPOSITIVE POWER
         PERSON
          WITH                    16,106,273

                            10    SHARED DISPOSITIVE POWER

                                  3,000,000

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           19,106,273

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           45.9%

14         TYPE OF REPORTING PERSON (See instructions)

           OO (limited liability company)
--------------------------------------------------------------------------------

SCHEDULE 13D (Continued)                                      Page 3 of 5 Pages
--------------------------------------------------------------------------------

        This Amendment No. 2 on Schedule 13D is filed on behalf of USV Partners, LLC, to report the acquisition of additional shares by USV Partners, LLC.

Item 3. Source and Amount of Funds or Other Consideration.

        This Item is amended by adding the following information with respect to the source of the funds for the purchase, on April 1, 1999, of 3,000,000 shares of common stock, par value $0.02, (the "Common Stock").

        Pursuant to a Stock Purchase Agreement between U.S. Technologies Inc. (the "Issuer") and USV Partners, LLC dated April 1, 1999 (the "Stock Purchase Agreement"), USV Partners, LLC purchased an additional 3,000,000 shares of Common Stock from the Issuer, for an aggregate purchase price of $1,050,000. In payment for the 3,000,000 shares of Common Stock, USV Partners, LLC executed and delivered a promissory note dated April 1, 1999 in the principal amount of the purchase price, which amount accrues interest at the prime rate (as published from time to time in the Wall Street Journal) plus 200 basis points. Such promissory note is due on April 30, 1999. To guarantee its obligations under the promissory note, USV Partners, LLC pledged the 3,000,000 shares of Common Stock to the Issuer pursuant to a Stock Pledge Agreement of USV Partners, LLC dated April 1, 1999, which agreement is attached hereto as Exhibit A and incorporated by reference into this Amendment No. 2 to Schedule 13D (the "Stock Pledge Agreement"). The Issuer had recently acquired the 3,000,000 shares of Common Stock that it sold to USV Partners, LLC upon the exercise of its rights under the Stock Pledge and Guaranty Agreement of GWP, Inc. attached as an exhibit to Form 8-K filed by the Issuer with the SEC on February 26, 1999.

Item 4. Purpose of Transaction.

        USV Partners, LLC purchased 3,000,000 additional shares of Common Stock from the Issuer. USV Partners, LLC seeks to influence the affairs of the Issuer to the extent possible through Mr. Earls' position as a director, President and Chief Executive Officer of the Issuer.

        Except as described above, USV Partners, LLC does not have any current plans or proposals that relate to or would result in any of the actions set forth in Parts (b) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer.

        (a), (b) USV Partners, LLC owns 6,366,152 shares of Common Stock. Pursuant to the Investment Agreement previously filed with the initial filing of
Schedule 13D (the "Investment Agreement"), USV Partners, LLC has the right and the obligation to purchase (i) 500,000 shares of Preferred Stock and (ii) Warrants to purchase 500,000 shares of Common Stock. USV Partners, LLC has paid the Issuer approximately $4,600,000 of the $5,000,000 purchase price under the Investment Agreement. The pro rata proportion of the shares of Preferred Stock and the Warrants, based on the amount paid to date, is 460,000 shares of Preferred Stock and 460,000 Warrants. If the Earls Family Limited Partnership contributes the balance of the purchase price to USV Partners, LLC, USV Partners, LLC will own 500,000 shares of Preferred Stock and 500,000 Warrants, after payment of such amount to the Issuer.

         USV Partners, LLC has the right to convert its shares of Preferred Stock to Common Stock and exercise its Warrants to purchase Common Stock. Each share of Preferred Stock is convertible into approximately 24.39 shares of Common Stock (subject to adjustment), and each Warrant is exercisable for one share of Common Stock at a price of $1.00 per share. If the Preferred Stock and the Warrants were exercised in full, USV Partners, LLC would directly own and would have sole power to vote or dispose of 16,061,273 shares of Common Stock

SCHEDULE 13D (Continued)                                      Page 4 of 5 Pages
--------------------------------------------------------------------------------

(12,695,121 shares upon conversion, plus the 3,366,152 shares of Common Stock that it previously purchased as reported in Amendment No.1 to this Schedule 13D filed with the SEC on February 22, 1999). Additionally, Equitable Funding, Inc. has purchased 45,000 shares of Common Stock in a period ranging from November 19, 1998 to April 9, 1999 at prices ranging from $0.385 to $0.52 in open market transactions. By virtue of his ownership of shares of Equitable Production Funding Inc., C. Gregory Earls (the sole member of the manager of USV Partners,
LLC) beneficially owns Equitable Production Funding Inc. Because the Stock Pledge Agreement gives the Issuer the power to vote the shares of Common Stock subject to the agreement, USV Partners, LLC may be deemed to share dispositive and voting power with the Issuer for the 3,000,000 shares of Common Stock subject to the Stock Pledge Agreement.

Based on the foregoing, USV Partners, LLC beneficially owns, in the aggregate, 19,106,273 shares representing 45.9% of the Issuer, based on the number of shares outstanding as set forth in the Issuer's report on Form 10-Q for the quarter ended September 30, 1998.

         (c)  See Item 3.

         (d), (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        This Item is amended to add the following information.

        As set forth in the Stock Pledge Agreement, USV Partners, LLC has granted the Issuer the exclusive power to vote and exercise the ownership rights of the 3,000,000 shares it has purchased, until payment in full of the promissory note, as described in Item 3 above.

Item 7. Material to Be Filed as Exhibits

Exhibit A       Stock Pledge Agreement of USV Partners, LLC dated April 1, 1999

SCHEDULE 13D (Continued)                                      Page 5 of 5 Pages
--------------------------------------------------------------------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this amendment is true, complete and correct.


Dated:   April 12, 1999

                                           USV PARTNERS, LLC

                                           By:  USV Management, LLC, its Manager


                                               /s/ C. Gregory Earls
                                            -----------------------------------
                                            By:    C. Gregory Earls
                                            Title: Sole Member

                                                                 Exhibit A


                             STOCK PLEDGE AGREEMENT
                               OF C. GREGORY EARLS

         THIS STOCK PLEDGE AGREEMENT (this "Agreement"), dated as of April 1, 1999, by and between USV Partners, LLC, a Delaware limited liability company (the "Pledgor"), and U.S. TECHNOLOGIES INC., a Delaware corporation ("Pledgee").

                              W I T N E S S E T H:

         WHEREAS, pursuant to that certain promissory note, dated as of the date hereof, executed by Pledgor in favor of Pledgee in the principal amount of $1,050,000 (the "Note"), Pledgee has agreed to extend certain financial obligations to Pledgor; and

         WHEREAS, Pledgor is the owner of 3,000,000 shares of the common stock, $.02 par value, of the Pledgee; and

         WHEREAS, as a condition to Pledgee's willingness to extend the financial accommodations to Pledgor evidenced by the Note, Pledgee has required that Pledgor execute this Agreement in order to secure the obligations under the Note;

         NOW, THEREFORE, in consideration of the premises and the covenants set forth herein the parties hereto agree as follows:

         1. Security for Obligations. This Agreement is given to Pledgee as security for the prompt and complete payment and performance in full when due of the indebtedness under the Note (the obligations of Pledgor under the Note being referred to as the "Obligations").

         2. Pledge of Collateral. Pledgor hereby pledges, assigns, grants a security interest in, transfers and delivers unto Pledgee a continuing security interest in each of the following (collectively, the "Collateral"):

                  a. all of Pledgor's right, title and interest in and to 3,000,000 shares of stock of U.S. Technologies Inc., $.02 par value, purchased from Pledgee as of the date hereof for the aggregate purchase price of $1,050,000 (the "Pledged Shares") and the said certificates representing the Pledged Shares, and all dividends, cash, securities, instruments, rights and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the Pledged Shares, including, without limitation, all additional shares of capital stock of the issuer of the Pledged Shares from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the Pledged Shares and the certificates, if any, representing such additional shares (the "Additional Shares");

                  b. all other rights appurtenant to the property described in clause (a) above (including, without limitation, voting rights); and

                  c. all cash and non-cash proceeds of any and all of the foregoing.

         Pledgor shall deliver to Pledgee the certificates representing the Pledged Shares, accompanied by proper instruments of assignment duly executed in blank by Pledgor, upon and as of the execution of this Agreement.

         3. Representations and Warranties of Pledgor. Pledgor hereby represents and warrants to Pledgee, as of the date hereof, that:

                  a. This Agreement has been duly executed and delivered by Pledgor and constitutes the legal, valid and binding obligation of Pledgor, enforceable against Pledgor in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and subject, as to enforceability, to general principles of equity.

                  b. No consent, approval, authorization or other order of any person is required for (i) the execution and delivery of this Agreement by Pledgor or the delivery by Pledgor of the Collateral to Pledgee as provided herein, or (ii) for the exercise by Pledgee of the voting or other rights provided for in this Agreement or the remedies in respect of the Collateral pursuant to this Agreement, except as may be required in connection with the disposition of the Collateral by laws affecting the offering and sale of securities generally.

                  c.  Upon  the   delivery   to  Pledgee  of  the   certificates
representing the Pledged Shares, Pledgee will have a valid and perfected security interest therein subject to no prior lien.

         The representations and warranties set forth in this Section 4 shall survive the execution and delivery of this Agreement.

         4.       Voting and Dividend Rights.

                  a. Unless and until the full, prompt and complete performance and satisfaction of the Obligations has occurred:

                           (i)      Pledgee, or its nominee or nominees, shall
have the sole and exclusive right to exercise all voting, consensual and other powers of ownership pertaining to the Pledged Shares and may exercise such powers in such manner as Pledgee, in its sole discretion, shall determine to be necessary, appropriate or advisable, and, if Pledgee shall so request in writing, Pledgor agrees to execute and deliver to Pledgee such other and additional powers, authorizations, proxies, dividends and such other documents as Pledgee may reasonably request from time to time to secure to Pledgee the rights, powers and authorities intended to be conferred upon Pledgee by this subsection (i); and

                           (ii)     all dividends and other distributions on the
Pledged Shares shall be paid directly to Pledgee and retained by it as part of the Pledged Shares, subject to the terms of this Agreement, and, if Pledgee shall so request in writing, Pledgor agrees to execute and deliver to the Pledgee from time to time appropriate additional dividend, distribution and other orders and documents to that end.

         5.       Covenants.  Pledgor covenants and agrees that:

                  a. Pledgor will not, without the prior written consent of Pledgee, sell, assign, transfer, mortgage, pledge or otherwise encumber any of Pledgor's rights in or to the Collateral or any dividends or other distributions or payments with respect thereto or grant a lien on any thereof.

                  b. Pledgor will, at Pledgor's own expense, execute, acknowledge and deliver all such instruments and take all such action as Pledgee from time to time may reasonably request in order to ensure to Pledgee the benefits of the first priority lien on and to the Collateral intended to be created by this Agreement.

                  c. Pledgor will defend the title to the Collateral and the lien of Pledgee thereon against the claim of any person claiming against or through Pledgor and will maintain and preserve such Lien so long as this Agreement shall remain in effect.

         6. Event of Default. Any of the following specified events shall constitute an Event of Default under this Agreement:

                  a.       any breach by the Pledgor of the Obligations; or

                  b. any failure by Pledgor to observe or perform any covenant or agreement set forth in this Agreement.

         7.       Remedies.

                  a. Upon the occurrence of an Event of Default, or at any time during the term of this Agreement at which such Event of Default is continuing, Pledgee is hereby authorized and empowered, at its election and in addition to those rights and remedies provided it in Section 4 of this Agreement, to transfer and register in its or its nominee's name the whole or any part of the Collateral, in which case Pledgee shall be credited with a payment towards the Obligations in an amount equal to the value of the Collateral so transferred.

                  b. Pledgor agrees that Pledgor will not interfere with any right, power and remedy of Pledgee provided for in this Agreement or now or hereafter existing at law or in equity or by statute or otherwise, or the exercise or beginning of the exercise by Pledgee of any one or more such rights, powers or remedies. No failure or delay on the part of Pledgee to exercise any such right, power or remedy, and no notice or demand which may be given to or made upon Pledgor by Pledgee with respect to any such remedies, shall operate as a waiver thereof, or limit or impair Pledgee's right to take any action or to exercise any power or remedy hereunder without notice or demand, or prejudice Pledgee's rights as against Pledgor in any respect.

                  c. The rights and remedies of Pledgee hereunder and under the Note are cumulative and concurrent and may be pursued separately, successively or together at the sole discretion of Pledgee and may be exercised as often as the occasion thereof shall arise. The failure to exercise any such right or remedy shall in no event be construed as a waiver or release thereof.

         8.       Miscellaneous.

                  a. This Agreement shall be binding upon Pledgor and Pledgor's successors and assigns, and shall inure to the benefit of, and be enforceable by, Pledgee and its successors, transferees and assigns. None of the terms or provisions of this Agreement may be waived, altered, modified or amended except in writing duly signed for and on behalf of Pledgee and Pledgor.

                  b. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the state of Georgia.

         9. Pledgee Appointed Attorney-in-Fact; Indemnity. Pledgee, its successors and assigns, is hereby appointed the attorney-in-fact, with full power of substitution, of Pledgor for the purpose of carrying out the provisions of this Agreement and taking any action and executing any instruments which such attorney-in-fact may deem necessary or advisable to accomplish the purposes hereof, which appointment as attorney-in-fact is irrevocable while the Obligations remain outstanding and coupled with an interest.

         10. No Waiver. No failure on the part of Pledgee to exercise, and no delay on the part of Pledgee in exercising, any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise by Pledgee of any right, power or remedy hereunder preclude any other or further right, power or remedy. The remedies herein provided are cumulative and are not exclusive of any remedies provided by law.

         11. Notices. All communications required or otherwise provided under this Agreement shall be in writing and shall be deemed given when delivered to the address provided below such party's signature (as may be amended by notice from time to time), by hand, by courier or express mail, or by registered or certified United States mail, return receipt requested, postage prepaid.

         12. Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall not invalidate the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

         13. Attorney's Fees. If any action or proceeding relating to this Agreement or the enforcement of any provision of this Agreement is brought against any party hereto, the prevailing party shall be entitled to recover reasonable attorneys' fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).



                         [SIGNATURES ON FOLLOWING PAGE]

         IN WITNESS WHEREOF, the parties hereto have caused this Stock Pledge Agreement to be duly executed under seal as of the date first above written.

                                    "PLEDGOR"

                                     USV Partners, LLC



                                     /s/ C. Gregory Earls
                                     ----------------------------------
                                     C. Gregory Earls
                                     Sole Member of USV Management, LLC
                                     Manager of USV Partners, LLC

                                     Address:   U.S. Viewing Corp.
                                                2001 Pennsylvania Avenue, NW
                                                Suite 675
                                                Washington, DC 20006


                                    "PLEDGEE"

                                    U.S. TECHNOLOGIES INC.



                                    /s/ John P. Brocard
                                    ---------------------------------
                                    John P. Brocard
                                    Executive Vice President

                                    Address:   3901 Roswell Road, Suite 300
                                               Marietta, Georgia 30062